Mail Stop 3561

September 21, 2006

Via Fax & U.S. Mail

Mr. Bradley C. Richardson
Executive Vice President, Finance and Chief Financial Officer
1500 DeKoven Avenue
Racine, Wisconsin 53403

      Re: **Modine Manufacturing Company**
              Form 10-K for the year ended March 31, 2006
              Filed June 14, 2006
              File No. 001-01373

Dear Mr. Richardson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Linda Cvrkel
                      Branch Chief